`	HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

May 3, 2013

VIA EDGAR

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Armada Hoffler Properties, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed April 25, 2013
File No. 333-187513

Dear Mr. Kluck:

As counsel to Armada Hoffler Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (File No. 333-187513) (the “Registration Statement”), together with certain exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 2, 2013.

For convenience of reference, the Staff comments contained in your May 2, 2013 comment letter are reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and are followed by the corresponding responses of the Company.

We have provided to each of you, Mr. Michael McTiernan, Ms. Shannon Sobotka, Mr. Robert Telewicz and Ms. Folake Ayoola a courtesy copy of this letter and two courtesy copies of the Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on April 26, 2013. The changes reflected in Amendment No. 4 have been made in response to the Staff’s comment and for the purpose of updating and revising certain

Mr. Tom Kluck

May 3, 2013

information in the Registration Statement. All page references in responses are to pages of the blacklined version of the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement have the meanings set forth in the Registration Statement.

Distribution Policy, page 62

1.	Please revise your disclosure to describe your estimated general contracting and real estate segment profit as a forecast.

RESPONSE: The Company has revised the disclosure on page 62 in response to the Staff’s comment.

Financial Statements

Unaudited Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Income Statement

Note (FF), page F-8

2.	Please enhance your disclosure to more thoroughly describe all the adjustments made for additional general and administrative expenses. In your revised disclosure please include a table summarizing each adjustment made which reconciles to the total amount included on the face of the pro forma consolidated income statement.

RESPONSE: The Company has revised the disclosure on pages F-8 and F-9 in response to the Staff’s comment. The Company’s revised disclosure describes the following additional general and administrative expenses that it expects to incur as a result of becoming a public company: (1) cash compensation associated with the Company’s board of directors, (2) compensation for the Company’s recently-hired accounting staff and (3) fees to the Company’s investor relations firm. The Company has determined that these amounts are factually supportable based on the following reliable evidence: (1) compensation arrangements with the Company’s director and director nominees, (2) salaries and benefits of the accounting staff that the Company has already hired in anticipation of completion of the Offering and (3) fees for investor relations services set forth in the contract for such services between the Company and its investor relations firm.

Mr. Tom Kluck

May 3, 2013

As previously discussed with the Staff, the Company intends to request effectiveness of the Registration Statement on Tuesday, May 7, 2013 and would very much appreciate receiving any additional comment the Staff may have on the Registration Statement in time to maintain that schedule. We will coordinate with the Staff the submission of the formal acceleration request.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

Very truly yours,

/s/ David C. Wright

David C. Wright

cc:	Louis S. Haddad
Michael P. O’Hara
Eric L. Smith
S. Gregory Cope, Esq.
John A. Good, Esq.
Justin R. Salon, Esq.